Free Writing Prospectus

Filed pursuant to Rule 433

Registration Statement No. 333-156068

Dated December 16, 2009

TREASURY DEPARTMENT ANNOUNCES PRICING OF

PUBLIC OFFERING OF WARRANTS TO PURCHASE COMMON STOCK OF

TCF FINANCIAL CORPORATION

WASHINGTON — The U.S. Department of the Treasury announced today that it priced a secondary public offering of 3,199,988 warrants to purchase common stock of TCF Financial Corporation (the “Company”) at $3.00 per warrant.  The net proceeds to Treasury from the offering are expected to be approximately $9,449,980.56.  These proceeds provide an additional return to the American taxpayer from Treasury’s investment in the Company beyond the dividend payments it received on the related preferred stock.

The closing is expected to occur on or about December 21, 2009, subject to customary closing conditions.  The offering was priced through a modified Dutch auction.  Deutsche Bank Securities Inc. is the sole book-running manager for the offering.  This offering represents Treasury’s sale of its remaining investment in the Company.

The warrants were offered pursuant to an effective shelf registration statement that was filed by the Company with the Securities and Exchange Commission (the “SEC”). A preliminary prospectus supplement relating to the offering was filed with the SEC on December 14, 2009, and a final prospectus supplement will be filed by the Company with the SEC and will be available on the SEC’s website at http://www.sec.gov. Copies of the final prospectus supplement relating to these securities may be obtained, when available, from Deutsche Bank Securities, Prospectus Department, Harborside Financial Center, 100 Plaza One, Jersey City, New Jersey 07311-3988, telephone: 1-800-503-4611.  Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and the warrants.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

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